Exhibit 2.1


                             ACQUISITION AGREEMENT

                           dated as of June 18, 1994

                                     among

                              HANNAFORD BROS. CO.

                                      and

            BONEY WILSON & SONS, INC., WILSON BROTHERS PARTNERSHIP,
             LAWRENCE A. WILSON, SR. (INDIVIDUALLY AND AS TRUSTEE
               UNDER CERTAIN TRUST AGREEMENTS), LAURA B. WILSON,
                   LAWRENCE A. WILSON, JR., LANNY T. WILSON,
                    LINDA J. WILSON, AND MICHAEL L. WILSON



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                               TABLE OF CONTENTS

ARTICLE I
DEFINITIONS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
   1.1  "Agreement". . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
   1.2  "Closing". . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
   1.3  "Closing Date" . . . . . . . . . . . . . . . . . . . . . . . . . .   2
   1.4  "Code" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
   1.5  "Deposit". . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
   1.6  "Descriptive Memorandum" . . . . . . . . . . . . . . . . . . . . .   2
   1.7  "Employee Benefit Plan". . . . . . . . . . . . . . . . . . . . . .   2
   1.8  "ERISA". . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
   1.9  "Facilities" . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
   1.10 "Financial Statements" . . . . . . . . . . . . . . . . . . . . . .   2
   1.11 "Hannaford Stock". . . . . . . . . . . . . . . . . . . . . . . . .   2
   1.12 "Hazardous Material" . . . . . . . . . . . . . . . . . . . . . . .   2
   1.13 "HSR Act". . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
   1.14 "Liability". . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
   1.15 "Net Income" . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
   1.16 "Owners' Representative" . . . . . . . . . . . . . . . . . . . . .   3
   1.17 "Partnership Assets" . . . . . . . . . . . . . . . . . . . . . . .   3
   1.18 "Significant Contract" . . . . . . . . . . . . . . . . . . . . . .   3
   1.19 "Stock". . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
   1.20 "Stores" . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
   1.21 "Transaction". . . . . . . . . . . . . . . . . . . . . . . . . . .   4
   1.22 The word "person". . . . . . . . . . . . . . . . . . . . . . . . .   4

ARTICLE II
THE TRANSACTION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
   2.1  Purchase of Stock and Partnership Assets . . . . . . . . . . . . .   4
   2.2  Purchase Price . . . . . . . . . . . . . . . . . . . . . . . . . .   4
   2.3  Special Distributions; Adjustment of Purchase Price. . . . . . . .   5
   2.4  Closing Date . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
   2.5  Closing. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
   2.6  Escrow of Deposit. . . . . . . . . . . . . . . . . . . . . . . . .   9

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE OWNERS,
THE COMPANY, AND THE PARTNERSHIP . . . . . . . . . . . . . . . . . . . . .   9
   3.1  Due Organization . . . . . . . . . . . . . . . . . . . . . . . . .  10
   3.2  Capital Stock of the Company . . . . . . . . . . . . . . . . . . .  10
   3.3  Partners in the Partnership. . . . . . . . . . . . . . . . . . . .  10
   3.4  Corporate and Partnership Records. . . . . . . . . . . . . . . . .  11
   3.5  Authorization. . . . . . . . . . . . . . . . . . . . . . . . . . .  11
   3.6  Financial Statements . . . . . . . . . . . . . . . . . . . . . . .  12
   3.7  Absence of Material Changes. . . . . . . . . . . . . . . . . . . .  12
   3.8  Tax Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
   3.9  Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . . .  14
   3.10 Real Estate Owned or Operated. . . . . . . . . . . . . . . . . . .  14
   3.11 Facilities . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
   3.12 Personal Property and Fixtures . . . . . . . . . . . . . . . . . .  17
   3.13 Inventories; Supplies; Etc.. . . . . . . . . . . . . . . . . . . .  17
   3.14 Receivables. . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
   3.15 Significant Contracts. . . . . . . . . . . . . . . . . . . . . . .  18
   3.16 Employment Matters . . . . . . . . . . . . . . . . . . . . . . . .  18
   3.17 Insurance. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
   3.18 Environmental Matters. . . . . . . . . . . . . . . . . . . . . . .  21
   3.19 Trade Names, Etc.. . . . . . . . . . . . . . . . . . . . . . . . .  23

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   3.20 Bank Accounts, Etc . . . . . . . . . . . . . . . . . . . . . . . .  24
   3.21 No Subsidiaries, Etc.. . . . . . . . . . . . . . . . . . . . . . .  24
   3.22 Certain Tax Schedules. . . . . . . . . . . . . . . . . . . . . . .  24
   3.23 Full Disclosure. . . . . . . . . . . . . . . . . . . . . . . . . .  24
   3.24 Actions Since December 31, 1993. . . . . . . . . . . . . . . . . .  24

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER. . . . . . . . . . . . . .  24
   4.1  Due Organization . . . . . . . . . . . . . . . . . . . . . . . . .  24
   4.2  Authorization. . . . . . . . . . . . . . . . . . . . . . . . . . .  24
   4.3  Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . . .  25
   4.4  Financial Resources. . . . . . . . . . . . . . . . . . . . . . . .  25
   4.5  Full Disclosure. . . . . . . . . . . . . . . . . . . . . . . . . .  25

ARTICLE V
COVENANTS OF THE OWNERS, THE COMPANY,
AND THE PARTNERSHIP. . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
   5.1  Conduct Prior to Closing . . . . . . . . . . . . . . . . . . . . .  25
   5.2  Certain Required Activities. . . . . . . . . . . . . . . . . . . .  26
   5.3  Updating of Exhibits and Schedules . . . . . . . . . . . . . . . .  27
   5.4  Ownership of Hannaford Stock . . . . . . . . . . . . . . . . . . .  27
   5.5  Consulting and Non-Competition Agreement . . . . . . . . . . . . .  27
   5.6  Exclusive Dealing. . . . . . . . . . . . . . . . . . . . . . . . .  27
   5.7  Section 338 Election . . . . . . . . . . . . . . . . . . . . . . .  28
   5.8  Conduct After Closing. . . . . . . . . . . . . . . . . . . . . . .  28

ARTICLE VI
ADDITIONAL COVENANTS . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
   6.1  Additional Documents . . . . . . . . . . . . . . . . . . . . . . .  28
   6.2  Access and Information . . . . . . . . . . . . . . . . . . . . . .  28
   6.3  Audited Financial Statements . . . . . . . . . . . . . . . . . . .  29
   6.4  Real Estate Due Diligence Period . . . . . . . . . . . . . . . . .  30
   6.5  Release of Information . . . . . . . . . . . . . . . . . . . . . .  30
   6.6  Brokers; Expenses. . . . . . . . . . . . . . . . . . . . . . . . .  30
   6.7  Certain Future Activities by Purchaser . . . . . . . . . . . . . .  31

ARTICLE VII
CLOSING CONDITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
   7.1  Conditions to Purchaser's Obligations. . . . . . . . . . . . . . .  31
   7.2  Conditions to Owners' Obligations. . . . . . . . . . . . . . . . .  33
   7.3  Effect of Closing. . . . . . . . . . . . . . . . . . . . . . . . .  31

ARTICLE VIII
INDEMNIFICATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
   8.1  By the Partnership and the Owners. . . . . . . . . . . . . . . . .  34
   8.2  By the Purchaser . . . . . . . . . . . . . . . . . . . . . . . . .  37
   8.3  Right of Set Off . . . . . . . . . . . . . . . . . . . . . . . . .  37
   8.4  Notice of Third Party Claims . . . . . . . . . . . . . . . . . . .  37
   8.5  Notice of Direct Claims. . . . . . . . . . . . . . . . . . . . . .  38
   8.6  Insured Claims . . . . . . . . . . . . . . . . . . . . . . . . . .  38

ARTICLE IX
MISCELLANEOUS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
   9.1  Assignment . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
   9.2  Benefit. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39

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   9.3  Applicable Law; Remedies . . . . . . . . . . . . . . . . . . . . .  39
   9.4  Entire Agreement; Survival . . . . . . . . . . . . . . . . . . . .  39
   9.5  Notices. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40
   9.6  Amendments; Consent. . . . . . . . . . . . . . . . . . . . . . . .  40
   9.7  Headings . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41
   9.8  Counterparts . . . . . . . . . . . . . . . . . . . . . . . . . . .  41

SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .42



EXHIBITS

   A        Promissory Note
   B        Form of Deed
   C        Escrow Agreement
   D        Investment Letter
   E        Consulting and Non-Competition Agreement
   F1       Legal Opinion to Purchaser
   F2       Legal Opinion from Purchaser's Counsel
   G        Resignation of Officer/Director
   H        Consents of Shareholders and Directors
   I        Owners' Master Adoption Agreement


SCHEDULES

   1.17     Partnership Assets to be Acquired
   1.20     List of Stores
   2.1B     Partnership Liabilities to be Assumed
   2.2      Allocation of Purchase Price
   2.3B     1993 Income Tax of Shareholders
   3.2      Ownership of Stock
   3.3      Ownership of Partnership Interests
   3.5      Required Consents from Third Parties
   3.7      Certain Labilities
   3.9      Legal Proceedings
   3.10A    Facilities Owned
   3.10B    Leases of Facilities Owned
   3.10C    Other Real Estate Leased
   3.10D    Zoning Matters
   3.11     Condition of Facilities
   3.12     Title to Personal Property and Fixtures
   3.14     Receivables
   3.15     Significant Contracts
   3.16     Employment Matters
   3.17     Insurance Matters
   3.18B    Hazardous Materials
   3.18C    Underground Storage Tanks
   3.19     Trade Names, Etc.
   3.20     Bank Accounts, Etc.
   3.24     Certain Actions Since 12/31/93
   5.2      Stores Under Construction

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                             ACQUISITION AGREEMENT

    AGREEMENT dated as of June 18, 1994 among Hannaford Bros. Co., a Maine corporation (the "Purchaser"), Boney Wilson & Sons, Inc., a North Carolina corporation (the "Company"); Wilson Brothers Partnership, a North Carolina general partnership (the "Partnership"); and Lawrence A. Wilson, Sr., individually and as Trustee under four trust agreements, all dated December 31, 1992, one for the benefit of Alexander Wilson Ventriglia, one for the benefit of Laura Wilson Ventriglia, one for the benefit of Leigh Meredith Wilson, and one for the benefit of Lawrence A. Wilson, III; Laura B. Wilson; Lawrence A. Wilson, Jr.; Lanny T. Wilson; Linda J. Wilson; and Michael L. Wilson (collectively, the "Owners").

    WHEREAS, the Company owns and operates Wilson's Supermarkets, a supermarket chain based in Wilmington, North Carolina, and the Partnership leases certain real estate to the Company and others;

    WHEREAS, certain of the Owners, as designated on Schedule 3.2 hereto (the "Shareholders"), own all of the outstanding capital stock of the Company; and certain of the Owners, as designated on Schedule 3.3 hereto (the "Partners"), constitute all of the partners of the Partnership; and

    WHEREAS, the Purchaser wishes to acquire and the respective Owners wish to sell, on the terms and conditions set forth in this Agreement, all of the outstanding capital stock of the Company and specified assets of the Partnership;

    NOW, THEREFORE, intending to be bound by the terms hereof, the parties to this Agreement do hereby agree as follows:


                                   ARTICLE I
                                  DEFINITIONS

    In this Agreement, the following terms shall have the meanings set forth below:

    1.1 "Agreement" shall mean this Acquisition Agreement and all exhibits and schedules attached hereto. The terms "hereof," "herein," and the like when used in this document shall refer to the entire Agreement.

    1.2 "Closing" shall mean the consummation of the purchase and sale of the Stock and the Partnership Assets, and the simultaneous exchange of consideration and other documents, as contemplated by Section 2.5 below. The target date for the Closing is July 8, 1994, subject however to notice of the actual date and time of Closing pursuant to Section 2.5.


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    1.3  "Closing Date" shall mean the effective date of the Closing as set forth in Section 2.4 below. The effective time of the Closing will be deemed to have occurred at the commencement of business on the Closing Date. The target Closing Date is June 19, 1994, subject to change pursuant to Section 2.4.

    1.4 "Code" shall mean the Internal Revenue Code of 1986, as amended (and where the context so requires, any predecessor statutes), and all rules, regulations, and Department of Treasury requirements promulgated thereunder.

    1.5 "Deposit" shall mean the sum of $2,000,000 (net of any interest thereon), placed in escrow by the Purchaser pursuant to Section 2.6.

    1.6 "Descriptive Memorandum" shall mean the Descriptive Memorandum distributed by NationsBank Investment Banking, a copy of which was provided to the Purchaser.

    1.7 "Employee Benefit Plan" shall mean a plan described in Section 3(3) of ERISA.

    1.8 "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, and all rules, regulations, and Department of Labor requirements promulgated thereunder.

    1.9 "Facilities" shall mean and include all real properties owned or leased by the Company or included in the Partnership Assets, including land, buildings, improvements, and fixtures, together with all appurtenances, rights, privileges, and easements benefiting, belonging, or pertaining thereto. "Facility" shall mean any one of the Facilities.

    1.10 "Financial Statements" shall mean (i) the 1993 Financial Report of the Company as of and for the periods ending December 31, 1993 and 1992, compiled by McGladrey & Pullen (the "1993 Financial Report"), (ii) the financial statements and financial statement schedules contained in the Descriptive Memorandum (but excluding any projections of future financial performance), and (iii) the 1994 interim financial statements and financial statement schedules of the Company provided to the Purchaser prior to the date hereof (as supplemented from time to time).

    1.11 "Hannaford Stock" shall mean Hannaford Bros. Co. Common Stock, par value $.75 per share.

    1.12 "Hazardous Material" shall have the meaning set forth in Section
3.18 below.

    1.13 "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. "HSR Clearance" shall mean the expiration of any applicable waiting period under the HSR Act without any suit to enjoin the

Transaction having been filed by the United States Department of Justice or Federal Trade Commission under Title 15 of the United States Code, or any party to this Agreement having received notice of an intent to file such suit.

    1.14 "Liability" shall mean and include any debt, liability, account payable, unpaid expense, or other obligation of any kind (whether known or unknown, contingent or absolute, or recorded on the obligor's books or not).

    1.15 "Net Income" shall mean corporate income of the Company, net of any deductions, attributable to shareholders under Sections 1361 through 1379 of the Code (corresponding to the relevant amounts reportable on Schedule K of Form 1120S for the relevant period), as properly computed under the Code using recognized tax accounting principles consistently applied; provided, however, that for purposes of this Agreement, Net Income shall not include (i) any
Section 338 Income, (ii) any capital gain income resulting from the Section 338 election pursuant to Section 5.7 below, or (iii) any other capital gain income (including without limitation that from transfer of property at Bragg Boulevard and Middle Sound Loop Road as contemplated by Section 5.1(b)(4) below) not arising in the ordinary course of business. The term "Section 338 Income" shall mean all of the ordinary income component (if any) of any gain, net of any Code Section 1231 losses, to be reported and recognized by the Company pursuant to the Section 338 elections specified in Section 5.7 below.

    1.16 "Owners' Representative" shall mean the person designated as such for purposes of the Owners' Master Adoption Agreement described in Section 9.6 below.

    1.17 "Partnership Assets" shall mean the assets of the Partnership to be purchased by the Purchaser, as described on Schedule 1.17 hereto, but excluding those assets identified as "Excluded Assets" in such schedule. For purposes hereof, the Facility located in Warsaw, North Carolina (which may be owned of record by the Partners directly) shall be treated as a Partnership Asset.

    1.18 "Significant Contract" means any agreement, understanding, commitment, or other contract (written or otherwise) to which the Company or the Partnership is a party (or by which any of their respective properties is bound in any material respect), other than any contract in the ordinary course of business which (a) is terminable by the Company or the Partnership on not more than one month's notice and does not involve payments or obligations (on termination or otherwise) of more than $5,000 in any given month or (b) involves aggregate payments or obligations of less than $35,000.

    1.19 "Stock" shall mean all outstanding shares of common stock of the Company and any other beneficial interest in capital stock of the Company.

    1.20 "Stores" shall mean and include the Company's existing and proposed supermarkets, as listed on Schedule 1.20.

    1.21 "Transaction" shall mean the acquisition of the Stock and the Partnership Assets by the Purchaser as provided in Article II hereof.

    1.22 The word "person" shall include any individual, corporation, government department or agency, association, partnership, or other entity, whether such person is acting in an individual, fiduciary, or other capacity.


                                  ARTICLE II
                                THE TRANSACTION

    2.1 PURCHASE OF STOCK AND PARTNERSHIP ASSETS. (a) Subject to the terms and conditions of this Agreement, the Owners agree to sell to the Purchaser at Closing, and the Purchaser agrees to purchase, all Stock of the Company, free and clear of all claims, liens, restrictions, charges, and other encumbrances of any kind.

          (b) Subject to the terms and conditions of this Agreement, the Partnership and the Owners agree to sell to the Purchaser at Closing, and the Purchaser agrees to purchase, all of the Partnership Assets, free and clear of all claims, liens, restrictions, charges, and other encumbrances of any kind except those permitted under Section 3.10(a) or 3.10(b) below. Except for such permitted encumbrances, the Purchaser is not assuming any Liabilities of the Partnership whatsoever in connection with the purchase of such assets or otherwise in connection with this Agreement (other than the obligations specifically described on Schedule 2.1B hereto).

    2.2 PURCHASE PRICE. (a) The aggregate purchase price for the Stock and the Partnership Assets is $118,901,788, subject to any adjustment under
Section 2.3 below. The purchase price shall be allocated among the Stock and the Partnership Assets as set forth in Schedule 2.2 hereto.

          (b) The Deposit of $2,000,000, made by the Purchaser in accordance with Section 2.6 below, shall be disbursed to the Owners at Closing as part of the purchase price for the Stock.

          (c) The following portion of the purchase price shall be paid by the Purchaser at the Closing:

                  (i) The sum of $3,000,000 (subject to any adjustment under Section 2.3(g) below) shall be paid by wire transfer to an account designated by the Partnership.

                  (ii) The sum of $107,401,788 (subject to any adjustments under Sections 2.3(d) and 2.3(e) below) shall be paid by wire transfer to an account designated jointly by the Owners.

                  (iii) Shares of Hannaford Stock having a market value of $2,000,000 and recorded in the names of certain of the Owners (as designated by them) shall be delivered to such Owners. Alternatively, at the Purchaser's option, the Purchaser may pay such Owners $2,000,000 in cash by wire transfer in lieu of delivering Hannaford Stock. For purposes hereof, the market value of any Hannaford Stock delivered hereunder shall be deemed to equal the average of the closing price per share on the New York Stock Exchange for each trading day during the 30 calendar days immediately prior to June 18, 1994, and the number of shares to be delivered will be rounded to the nearest whole number.

                  (iv) The Purchaser shall deliver a Promissory Note in the form of Exhibit A in the principal amount of $4,500,000, with 6% simple interest per annum. The principal balance of the Promissory Note shall be payable in five equal annual installments, commencing on the first anniversary of the Closing Date.

Item (i) represents the purchase price for the Partnership Assets.  Items
(ii), (iii), and (iv) represent payment against the purchase price for the Stock, after crediting of the full amount of the Deposit. At least three business days prior to the Closing, the Owners' Representative shall provide the Purchaser with written instructions concerning the payment or delivery of the foregoing items; any payment or delivery made by the Purchaser in accordance with such instructions shall be deemed to have been received by the Owners or, as the case may be, the Partnership.

          (d) The Owners shall be responsible for allocating among themselves the consideration paid for the Stock and the consideration paid for the Partnership Assets, and for payment of any taxes on the transfer of the Stock or the Partnership Assets. In addition, the Shareholders shall be responsible for allocating among themselves any cash distributions by the Company in a manner consistent with the Company's election to be treated as an S corporation for purposes of federal and state income taxes.

    2.3 SPECIAL DISTRIBUTIONS; ADJUSTMENT OF PURCHASE PRICE. (a) There shall be an interim closing of the books of the Company as of the last day prior to the Closing Date, so that the Net Income of the Company subsequent to December 31, 1993 may be computed and apportioned as of such date. A draft tax return for such period shall be prepared by Coopers & Lybrand and shall be subject to review and approval as set forth in subsection (f) below. As set forth in Sections 2.4 and 6.2(b) below, the Purchaser or its agents shall conduct a physical count of the Company's inventory in connection with the interim closing of the books. Such count shall be completed within seven days after the Closing Date.

          (b) From January 1, 1994 through the day before the Closing Date, the Company shall pay the following sums:

                  (i) Aggregate bonuses to the Owners (including members of their immediate families) equal to $87,500 for 1993.

                  (ii) Aggregate distributions to the Shareholders of $673,000, to cover the unpaid portion of the Shareholders' 1993 federal and state income taxes as set forth on Schedule 2.3B.

                  (iii) Aggregate distributions to the Shareholders equal to the greater of (x) $1,354,347 or (y) 110% times Pro Rata Company Income times 45.469%, payable to the Shareholders pro rata in accordance with their share ownership. For these purposes, Pro Rata Company Income means $10,875,880 per year prorated for the number of days in 1994 through the latest date for which the Shareholders must pay estimated income taxes to the Internal Revenue Service.

                  (iv) Aggregate distributions to the Shareholders of $598,212.

          (c) At Closing, the Company shall pay the following sums:

                  (i) The unpaid balance (if any) of the 1993 bonuses payable pursuant to subsection (b)(i) above.

                  (ii) Aggregate bonuses to the Owners (including members of their immediate families) at the rate of $87,500 per year, prorated for the number of days in 1994 through the Closing.

                  (iii) A retirement bonus to Lawrence A. Wilson, Sr. in the amount of $30,000.

          (d) Between the Closing Date and the Closing, Coopers & Lybrand is to prepare a written estimate of Net Income of the Company for the interim period described in subsection (a) above. On the basis of this preliminary estimate, the Company at Closing shall pay a distribution to the Shareholders (declared on a formula basis immediately prior to the Closing Date and payable to them pro rata in accordance with their share ownership) in an amount equal to the Applicable Tax Rate (as defined below) times the estimated Net Income of the Company for such interim period, less the amount of any permitted distributions previously paid by the Company to the Shareholders under subsection (b)(iii) above. Provided, however, that if the distributions under subsection (b)(iii) exceed the estimated interim Net Income times the Applicable Tax Rate, then the purchase price for the Stock shall be reduced by the amount of the excess. For these purposes, the "Applicable Tax Rate" means 45.469%, except that with respect to long-term capital gain during 1994 such percentage shall be adjusted to 33.869%. Solely for purposes of computing the amount of this distribution (or purchase price reduction, as the case may be) to be made at Closing, the parties agree to be bound by the Coopers & Lybrand's written estimate of interim Net Income. The final calculation of interim Net Income shall be made in accordance with subsection (f) below. In the case of any adjustment in interim Net Income pursuant to subsection (f), the amount of the distribution for the interim Net Income shall be recalculated, with any net increase in the distribution to be paid to the Shareholders by an additional distribution to them, and any net decrease in the distribution to be returned to the Purchaser by setoff against amounts otherwise due under the Promissory Note delivered under Section 2.2(c)(iv) above.

          (e) Subject to any right under Section 7.1 not to consummate the Transaction, the aggregate purchase price for the Stock shall be further reduced by the amount of any payment by the Company during 1994 to or for the benefit of the Owners or members of their immediate families other than payments of a type permitted by Section 5.1 (including without limitation salaries, benefits, and rent paid through the Closing in the ordinary course of business) and distributions and bonus payments expressly permitted by this
Section 2.3.

          (f) At the Company's expense, Coopers & Lybrand shall prepare a draft tax return for the interim period described in subsection (a) above, setting forth a calculation of the Company's interim period Net Income. Such draft shall be presented to the Company and the Shareholders within 75 days after the Closing Date (or such later date as may be reasonably agreeable to the Company and the Shareholders). At the option and expense of the Shareholders, such draft shall be subject to a review by McGladrey & Pullen. If McGladrey & Pullen is of the opinion (as set forth in a letter addressed and delivered to Coopers & Lybrand, with a copy to the Purchaser) that the calculation of Net Income by Coopers & Lybrand has not been made in accordance with recognized tax accounting principles consistently applied, then the Shareholders may give the Purchaser written notice of their objection to the calculation of Net Income, specifying in reasonable detail their own calculation of such amount. Such notice shall be effective only if signed by the Owners' Representative and given within 20 days after delivery by Coopers & Lybrand of the draft tax return. Thereafter the Purchaser and the Shareholders shall promptly negotiate in good faith to attempt to arrive at a mutually acceptable calculation of Net Income. If no such agreement is reached within 10 days after the date of such notice of objection, then at either party's request the dispute shall be submitted to a mutually acceptable firm of certified public accountants of national repute having no prior dealings with any signatory to this Agreement. The parties agree that the calculation of Net Income by such firm shall be binding on all parties to the dispute, and that all fees and expenses of such firm shall be divided equally between the Shareholders on the one hand and the Purchaser or the Company on the other. The parties also agree that final federal and state tax returns for the Company for the relevant period shall be filed not more than two weeks prior to the due dates thereof.

          (g) The Purchaser, the Partnership, and the Partners agree that accrued but unpaid expenses relating to the Partnership Assets (other than those expressly set forth on Schedule 2.1B, which are being assumed by the Purchaser) shall be prorated as of the effective time of the Closing. Subject to the right under Section 7.1 not to consummate the Transaction, the purchase price for the Partnership Assets shall be reduced by the net unpaid amount of any pro ratable expenses accrued as of the effective time of the Closing.

    2.4 CLOSING DATE. The Company shall conduct an inventory count as of June 18, 1994, and the Closing Date shall be deemed to occur the next day as of the commencement of business.

    2.5 CLOSING. The Closing shall take place at the offices of Ward and Smith, P.A. in Wilmington, North Carolina as soon as practicable after the Closing Date, at a date and time to be specified by written notice from the Purchaser to the Company. Without the consent of the Company, the Closing shall in no event be extended past the first to occur of (i) August 31, 1994 or (ii) five days after the satisfaction of all closing conditions set forth in Article VII below. The sale of the Stock to the Purchaser shall be effected at the Closing by the delivery of stock certificates for all outstanding shares of Stock, duly endorsed for transfer to the Purchaser or accompanied by duly executed stock powers in form and substance satisfactory to the Purchaser. Immediately following transfer of the Stock to the Purchaser, the sale of the Partnership Assets shall be effected by the delivery (to the Purchaser or to the Company or one or more other nominees of the Purchaser) of warranty deeds in the form of Exhibit B hereto and warranty bills of sale, releases, assignments, and other instruments of transfer and conveyance in such form, and including such warranties of title, as shall reasonably be requested by the Purchaser. All documentary or revenue stamps, if any, relating to the sale of the Partnership Assets shall be paid for and provided by the Partnership and the Owners. At the Closing, the Purchaser shall make payment of the purchase price as provided in Section 2.2 above, and the parties shall deliver the certificates, opinions, and other documents called for in this Agreement. The Purchaser may elect to have the transfer of Partnership Assets be made by the Partnership directly to the Company immediately following purchase of the Stock by the Purchaser.

    2.6 ESCROW OF DEPOSIT. (a) Upon execution of this Agreement, the parties shall execute an Escrow Agreement substantially in the form of Exhibit C hereto, and the Purchaser shall deposit the sum of $2,000,000 in an interest-bearing escrow account in accordance with such agreement. Interest earned on the Deposit through the Closing (or the date of termination, as the case may be) shall be paid over to the Purchaser from time to time at its request.

          (b) If the Transaction fails to close due to a material breach of this Agreement by the Purchaser, then the Company, the Partnership, and the Owners shall be entitled to receive, as full liquidated damages (including any and all anticipated damages), the sum of $5,000,000, of which $2,000,000 shall be paid by release of the Deposit to them and an additional $3,000,000 shall be paid to them by the Purchaser in cash. Following payment of this amount, none of the parties hereto shall be under any further obligation pursuant to this Agreement except as otherwise specifically provided herein.

          (c) If the Transaction fails to close for any other reason, then the Deposit shall promptly be returned to the Purchaser.

          (d) The provisions of Section 6.7 below (requiring a $3,000,000 payment by the Purchaser under certain circumstances) shall survive any termination of this Agreement, except as provided therein.


                                  ARTICLE III
                 REPRESENTATIONS AND WARRANTIES OF THE OWNERS,
                       THE COMPANY, AND THE PARTNERSHIP

    The Owners, the Company, and the Partnership jointly and severally represent and warrant to the Purchaser as of the date hereof and as of the Closing as set forth below in this Article III. Provided, however, that no Owner who is not a partner in the Partnership hereby makes any representation or warranty concerning the Partnership, and no Owner who is not a shareholder of the Company hereby makes any representation or warranty concerning the Company. Provided further that references in this Article to the "knowledge" of the Company, the Partnership, or any of the Owners shall be construed to require the actual knowledge of at least one of the Owners. Actual or constructive knowledge on the part of an employee of the Company (other than one of the Owners) shall not constitute actual knowledge on the part of the Company or any of the Owners.

    3.1 DUE ORGANIZATION. (a) The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of North Carolina; is duly qualified to do business and is in good standing in South Carolina and each other jurisdiction where its ownership or leasing of property or the conduct of its business requires it to be so qualified; and has all requisite corporate power and authority to carry on its business as it is now being conducted. The Company possesses all governmental permits, licenses, and approvals presently required to operate each of the Stores.

          (b) The Partnership is a general partnership duly organized and validly existing under the laws of the State of North Carolina, and has all requisite power and authority to carry on its business as it is now being conducted. The assumed name of the Partnership and the names of its partners have been duly registered in each county where such registration is required by law and the Partnership is otherwise duly qualified to transact business in each jurisdiction in which its ownership of property or the conduct of its business requires it to be so qualified.

    3.2 CAPITAL STOCK OF THE COMPANY. The Company is authorized to issue 200,000 shares of Class A Common Stock and 2,000,000 shares of Class B Common Stock, each having a par value of $.10 per share. The Company has no other authorized classes of stock. The issued and outstanding stock of the Company consists solely of 121,600 shares of Class A Common Stock and 1,216,000 shares of Class B Common Stock, all of which are owned, beneficially and of record, by the Owners as described in Schedule 3.2. All of the outstanding shares of Common Stock are duly authorized, validly issued, fully paid, and nonassessable and are free and clear of any pledge or other claim or lien thereon. There are no outstanding claims pursuant to shareholder preemptive rights, and no outstanding options, warrants, calls, or commitments of any kind that would require the Company to issue additional shares of stock.
There are no outstanding options, warrants, calls, or commitments of any kind (other than those in favor of the Purchaser as provided in this Agreement) that would require any Owner to transfer any record or beneficial interest in any of the Stock.

    3.3 PARTNERS IN THE PARTNERSHIP. The Partners constitute the only partners in the Partnership. All of the general partnership interests in the Partnership are owned, beneficially and of record, by the Partners as described in Schedule 3.3. There are no outstanding options, rights, or commitments of any kind that would require the Partnership or any of the Owners to subdivide or transfer any portion of such partnership interests.

    3.4 CORPORATE AND PARTNERSHIP RECORDS. Copies of the articles of incorporation, bylaws, minute books of all directors' and shareholders' meetings, and stock records and transfer books have been delivered to the Purchaser, and such copies are accurate and complete. The stock records and transfer books reflect all material stock transactions pertaining to the Company. Accurate and complete copies of the partnership agreement and all other organizational documents of the Partnership, as amended to date, have been delivered to the Purchaser.

    3.5 AUTHORIZATION. (a) The Company, the Partnership, and the Owners each have all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement by the Company and the Partnership have been duly authorized by all necessary corporate or partnership action. This Agreement constitutes a binding contract which is enforceable against the Company, the Partnership, and each of the Owners in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to the enforcement of creditors' rights generally or by general principles of equity.

          (b) The execution, delivery, and performance of this Agreement by the Company, the Partnership, and the Owners do not and will not (1) conflict with or result in a breach of any of the provisions of the articles of incorporation or bylaws of the Company or the partnership agreement of the Partnership; (2) contravene any federal, state, or local law (subject to the receipt of HSR Clearance prior to Closing); (3) contravene any judicial or administrative order, judgment, or decree specific to the Company, the Partnership, or any of the Owners or to their respective properties; (4) conflict with or result in any breach or default under any lease, loan agreement, deed of trust, mortgage, security agreement, or other instrument or agreement to which the Company, the Partnership, or any of the Owners is a party, or by which any of their respective properties may be affected, other than as described in Schedule 3.5 hereto (all of which conflicts shall be waived or cured prior to the Closing); (5) require the authorization, consent, approval, or license of any third party other than as described in
Schedule 3.5 (all of which, except governmental approvals needed for participation in food stamp and WIC programs and except for ABC permits, shall be obtained prior to the Closing); or (6) constitute grounds for the loss or suspension of any permits, licenses, or other authorizations used in the business of the Company or the Partnership.

          (c) The Partnership has good and marketable title to the Partnership Assets, free and clear of any and all claims, liens, restrictions, charges, encumbrances, and other defects in title, except (with respect to real estate) as expressly provided in Section 3.10 below.

    3.6 FINANCIAL STATEMENTS. The Financial Statements have been prepared in the manner described therein in accordance with recognized accounting principles consistently applied (except as noted therein) during the periods involved, and present fairly and accurately the financial condition, revenues, expenses, and retained earnings of the Company as of the dates and for the periods set forth therein.

    3.7  ABSENCE OF MATERIAL CHANGES.  Except as described in Schedule 3.7:

          (a) The Company has no material Liability which is not reflected or reserved against in the 1993 Financial Report, except Liabilities incurred since December 31, 1993 in the ordinary course of business and consistent with past practice of the Company. Schedule 3.7 hereto describes each Liability of the Company exceeding $35,000, other than (i) trade payables incurred by the Company in the ordinary course of business, (ii) insured claims noted in the loss runs attached to Schedule 3.17 hereto, and (iii) obligations apparent on the face of a deed, lease, easement, or other real estate document if properly recorded and indexed before the day of the Closing in the Registry of Deeds (or Clerk of Court's Office, in the case of South Carolina) for the county in which the Facility to which such instrument relates is located.

          (b) Since December 31, 1993, there has not been (1) any material adverse change in the business, condition (financial or otherwise), operations, or prospects of the Company or the Partnership; (2) any damage or loss (whether covered by insurance or not) having a material adverse effect on the business, condition (financial or otherwise), operations, or prospects of the Company or the Partnership; (3) any entry into or termination of any material commitment, contract, agreement, or transaction (including without limitation, any material borrowing or capital expenditure or sale or other disposition of any material asset for assets) by the Company or the Partnership, other than agreements executed or terminated in the ordinary course of business; (4) any change in beneficial ownership of the Company or the Partnership; (5) any dividend or distribution declared, set aside, or paid by the Company to any shareholder thereof except as permitted in Section 2.3 above; (6) any other payment by the Company, directly or indirectly, to any of the Owners or members of their immediate families other than payments permitted by Section 2.3 above or Section 5.1 below (including without limitation payment of salaries, benefits, and rent in the ordinary course of business through Closing); (7) any transfer by the Company or the Partnership of, or right granted by the Company or the Partnership under, any material lease, license, agreement, trademark, trade name, or copyright; (8) any sale or other disposition of any asset of the Company or the Partnership, or any mortgage, pledge, or imposition of any lien or other encumbrance on any asset of the Company or Partnership, other than in the ordinary course of business, or any agreement relating to the foregoing; or (9) any material default or breach by the Company or Partnership under any contract, note, license, or permit.

          (c) Since December 31, 1993, the Company and the Partnership have conducted their businesses only in the ordinary and usual course, and, without limiting the foregoing, no material changes have been made in (i) executive compensation levels; (ii) the manner in which other employees of the Company or the Partnership are compensated; (iii) supplemental benefits provided to any such executive or other employees; or (iv) the relative quality or (except in the ordinary course of business) the quantity of inventories for the Stores taken as a whole.

    3.8 TAX MATTERS. (a) The Company, the Partnership, and (in all respects material to the business of the Company or the Partnership) the Owners (i) have properly and accurately filed or caused to be filed all tax returns, reports, information statements, and declarations required by applicable tax laws to be filed by them (including without limitation those relating to any income tax, payroll tax, employment tax, sales tax, excise tax, ad valorem or other property tax, or franchise tax imposed by any relevant federal, state, local, or foreign jurisdiction) except as set forth in Section 3.8(d) below and (ii) have paid all federal, state, local, and foreign income taxes, payroll taxes, employment taxes, sales taxes, and other taxes incurred for the periods covered by the required filings. Except for the personal property tax matter involving Brunswick County, North Carolina (the files as to which have been made available to the Purchaser), there are no pending disputes, audits, or investigations as to taxes of any nature paid or payable by or with respect to the Company or the Partnership, and neither the Company nor any of the Owners has been notified of the commencement of any such audit. Except for sales tax audits by the North Carolina Department of Revenue and unemployment tax audits by the South Carolina Department of Revenue (the files as to which have been made available to the Purchaser), neither the Company nor the Partnership has been audited by any governmental tax authority within the past seven years. There are no outstanding extensions of the statute of limitations on the assessments or payment of taxes described in this Section 3.8.

          (b) The Company has no liability for any taxes of any other person
(i) as a member of an affiliated group, (ii) as a transferee or successor, or
(iii) by contract or otherwise.

          (c) Since January 1, 1983 the Company, with all requisite consent of its shareholders, has continuously and validly elected to be treated as an S corporation under Section 1362 of the Code and under the corresponding provisions (if any) of applicable state and local law in effect from time to time. Such elections have never been terminated or revoked, are currently in effect, and will remain in effect until such time as they terminate due to the purchase of the Stock by the Purchaser at Closing. Such termination shall be deemed to occur as of the effective time of the Closing. Since the date of the original election of S corporation status, no shares of capital stock of the Company have been held by any person that was ineligible to be an S corporation shareholder.

          (d) The Company in 1994 received notice from the Internal Revenue Service that it filed its Form 5500 for 1992 without attaching the requisite audit report. This filing will be corrected before the Closing and will not result in any penalty to the Company.

    3.9 LEGAL PROCEEDINGS. Set forth in Schedule 3.9 hereto is a description and complete listing of each action, suit, arbitration, mediation, governmental investigation or review, or other proceeding pending or (to the knowledge of the Owners) threatened against or affecting the Company, the Partnership, or any of the Owners. No such proceeding is material to the transactions contemplated under this Agreement.

    3.10 REAL ESTATE OWNED OR OPERATED. (a) There is set forth in Schedule 3.10A hereto a brief description (by type, location, and deed recording reference) of each and every Facility owned by either the Company or the Partnership. The Company or the Partnership (as the case may be) owns in fee simple each Facility described in Schedule 3.10A (including all appurtenant access, drainage, utility and other rights and easements necessary for the operation of each store or other business or activity currently being conducted thereon or intended by the Owners to be conducted thereon), with a good and marketable title thereto, free and clear of any and all claims, liens, mortgages, restrictions, charges, encumbrances and other defects in title, except

                  (i) restrictions or nonmonetary encumbrances of record (including without limitation utility line easements servicing adjoining real estate, reciprocal operating agreements, maintenance agreements, declarations of restrictions and covenants, development agreements, road maintenance agreements, cross easements, party wall agreements, and the like) which do not have, and cannot reasonably be expected in the future to have, a material and adverse effect upon the use and enjoyment of the Facility, upon the operation of any Store located or to be located thereon, or upon any other business or activity currently being conducted thereon or intended by the Owners to be conducted thereon;

                  (ii) utility easements given for the purpose of servicing the Facility; and

                  (iii) any lease or other agreement listed in Schedule 3.10B.

There exist no encroachments upon or from adjacent properties and no waterways, wetlands, gores, or other physical features that would be revealed by a survey of the Facility and that materially and adversely affect the use of the Facility, the operation of any Store located or currently proposed to be located thereon, or any other business or activity currently being conducted or planned by the Owners to be conducted thereon.

          (b) There is set forth in Schedule 3.10B hereto an accurate and complete list of (i) all leases affecting any Facility owned by the Company, the Partnership, or any of the Owners and (ii) each other agreement to which the Company, the Partnership, or any of the Owners is a party and which affects any such Facility. The Company and the Partnership have delivered to the Purchaser, or will deliver to the Purchaser within 15 days after the date hereof, accurate and complete copies of all such leases and agreements and all amendments, modifications, and supplements thereto. Such leases and agreements are in full force and effect and there exists no breach or default (or other condition that with the passage of time or the giving of notice, or both, would constitute a breach or default) under any such lease or agreement except as otherwise described in Schedule 3.10B. Transfer of the Stock and the Partnership Assets to the Purchaser will not impair the enforceability of any such lease or agreement, other than as described in Schedule 3.10B hereto (all of which restrictions on or impediments to transfer shall be waived or cured prior to the Closing). Provided, however, that recorded agreements (as defined below) need not be listed on Schedule 3.10B, and copies thereof have already been obtained by the Purchaser. For purposes of this subsection only, the term "recorded agreement" means any agreement (other than a lease) which affects a Facility and was properly recorded and indexed on or before June 6, 1994 in the Registry of Deeds (or Clerk of Court's Office, in the case of South Carolina) for the county in which the Facility is located.

          (c) There is set forth in Schedule 3.10C hereto an accurate and complete list of all leases under which the Company leases a Facility from any person other than the Partnership. There is included in Schedule 3.10C a true and correct summary of the length of term, available option terms, minimum and percentage rent, and certain other provisions with respect to each such lease. Each Facility leased by the Company includes all appurtenant access, drainage, utility and other rights and easements necessary for the operation of each store or other business or activity currently being conducted thereon or intended by the Owners to be conducted thereon and is free and clear of all claims, liens, mortgages, restrictions, charges, encumbrances, and other defects in title that are superior to the Company's lease, except for

                  (i) restrictions or nonmonetary encumbrances (including without limitation utility line easements servicing adjoining real estate, reciprocal operating agreements, maintenance agreements, declarations of restrictions and covenants, development agreements, road maintenance agreements, cross easements, party wall agreements, and the like) which do not have, and cannot reasonably be expected in the future to have, a material and adverse effect upon the use and enjoyment of the Facility in accordance with the terms and conditions of the lease, upon the operation of any Store located or to be located thereon, or upon any other business or activity currently being conducted or intended by the Owners to be conducted thereon; and

                  (ii) any mortgage, deed of trust, or ground or underlying lease with respect to which the Company has (or will have at Closing) a valid and binding agreement with all holders thereof providing that the Company will not be disturbed in its use and possession of the Facility in the event of any foreclosure, termination, or other action taken under any such mortgage, deed of trust, or ground or underlying lease by any holder thereof.

The Company has delivered to the Purchaser, or will deliver to the Purchaser within 15 days after the date hereof, accurate and complete copies of all leases required to be listed in Schedule 3.10C, together with accurate and complete copies of all agreements which amend, modify, extend, or supplement any of the same, and together with accurate and correct copies of any nondisturbance agreements that pertain thereto. All such leases, nondisturbance agreements, and other agreements are in full force and effect, and there exists no breach or default (or other condition that with the passage of time or the giving of notice, or both, would constitute a breach or default) under any such lease, nondisturbance agreement, or other agreement except as otherwise described in Schedule 3.10C. Transfer of the Stock and the Partnership Assets to the Purchaser will not impair the enforceability of any such lease, nondisturbance agreement, or other agreement, other than as described in Schedule 3.10C (all of which restrictions on or impediments to transfer shall be waived or cured prior to the Closing).

          (d) The Company or the Partnership (as the case may be) has obtained all zoning, land use, construction, and building licenses, permits, approvals, and authorizations presently required with respect to the development and use of the Facilities and the operation of any Store, warehouse facility, or other business located or (to the knowledge of the Owners) planned to be located thereon. Each of the Facilities upon which a Store is located or is to be located is within an area properly zoned for retail business purposes, including without limitation the business of a food supermarket. Each of the Facilities is in compliance with all zoning, building, and land use laws, ordinances, codes, rules, regulations, and other governmental requirements applicable thereto (collectively, the "Zoning Laws"), including, without limitation, the terms, conditions, and requirements of any licenses, permits, approvals, or other authorizations held by the Company or the Partnership (as the case may be). Neither the Company nor the Partnership has received any notice of any alleged violation of any Zoning Laws except as set forth in Schedule 3.10D hereto. Nothing herein shall be construed as a representation or warranty that any Facility shall continue to be in compliance with the Zoning Laws at any future date after the Closing Date.

    3.11 FACILITIES. Except as disclosed in Schedule 3.11 hereto, the Facilities currently in use are structurally sound as to physical plant and structure, and are in compliance with all applicable laws (including without limitation, to the knowledge of the Owners, those pertaining to safety or to accessibility by persons with disabilities). None of the Facilities currently in use, nor any of the vehicles or other equipment used by the Company in connection with its business, has any material defects, and all are in good operating condition and repair and are adequate for the uses to which they are being put.

    3.12  PERSONAL PROPERTY AND FIXTURES.  Except as described in
Schedule 3.12 hereto, the Company or the Partnership (as the case may be) has good and valid fee simple title to all of the inventory, fixtures, equipment, furnishings, and leasehold improvements located at the Stores and all inventory identified to it at warehouses, including without limitation any such assets listed on Schedule 2.2 hereto. The Company has appropriate operating rights for all of its computer hardware and software.

    3.13 INVENTORIES; SUPPLIES; ETC. (a) All inventories of the Company are located at the Stores or at warehouses maintained in Warsaw, North Carolina by Scrivner or in Charleston, South Carolina by SuperValu, and are available for inspection by Purchaser and its agents and representatives. Substantially all such inventory is of a quality and quantity usable and salable in the ordinary course of its business. Between the date hereof and the Closing Date, there shall be no deterioration in the quality or salability of any material amount of the inventory. All existing agreements and orders for the purchase of inventory by the Company have been made in the ordinary course of business and reflect quantities and prices believed by the Company to be reasonable in relation to its current levels of business.

          (b) All executory contracts for the purchase of supplies, machinery, or equipment have been made in the ordinary course of business and reflect quantities and prices believed by the Company to be reasonable in relation to its current levels of business.

          (c) Article 6 (Bulk Sales Act) of the Uniform Commercial Code, as in effect in North Carolina and South Carolina as of the Closing Date, is inapplicable to the sale of the Stock and the Partnership Assets pursuant to the Transaction.

    3.14 RECEIVABLES. All receivables of the Company (including without limitation all performance monies and other trade receivables, whether or not reflected in the latest Financial Statements), have arisen in the ordinary course of business. Schedule 3.14 hereto contains a summary of all vendor receivables and other receivables of the Company as of the respective dates specified on such schedule. The Owners shall use their best efforts to assist the Company and the Purchaser in collecting all uncollected receivables of the Company incurred prior to Closing.

    3.15 SIGNIFICANT CONTRACTS. Set forth in Schedule 3.15 hereto is a list of each Significant Contract of the Company or the Partnership. Accurate and complete copies of all Significant Contracts have been provided to the Purchaser prior to the date hereof. All Significant Contracts are enforceable by the Company or the Partnership (as the case may be) in accordance with their terms, except as otherwise set forth in Schedule 3.15 and subject to limitations by bankruptcy, insolvency, reorganization or moratorium or other similar laws relating to the enforcement of creditors' rights generally and by general principles of equity. Except as otherwise described in such schedule, all Significant Contracts shall remain enforceable notwithstanding the consummation of the Transaction.

    3.16 EMPLOYMENT MATTERS. (a) In all material respects, (i) the Company has complied with all applicable federal, state, and local laws relating to the employment of labor, including without limitation those provisions prohibiting unlawful discrimination and those provisions relating to wages, hours, workers compensation, occupational safety, collective bargaining, employee benefits, withholdings, and payment of Social Security taxes or unemployment compensation taxes, (ii) the Company is not liable for any arrearages of wages or any tax or penalties for failure to comply with any of the foregoing or otherwise, (iii) there are no employment-related claims pending or (to the Owners' knowledge) threatened against the Company or its officers or employees before any court or governmental authority or tribunal other than those described on Schedule 3.16, and (iv) no employment-related claim arising prior to the Closing Date will result in any material recovery against or expense to the Company (net of amounts covered by insurance).

During the past three years (and, to the Owners' knowledge, during the seven years prior thereto), the Company has not been found to be in violation of any wage and hour, occupational safety, or other employment laws or regulations except as described on Schedule 3.16, and the Company has not paid or otherwise been liable for any back wages, penalties, or other damages for failing to comply with any of the foregoing.

          (b) The Company has generally enjoyed a good employer-employee relationship with its employees, and knows of no reason why that is not likely to continue. During the past 10 years, none of the Company's employees have been represented by any collective bargaining agent, and there have been no attempts by any union or any other person to organize or represent any of such employees. There is no strike, picketing, organized labor dispute, slowdown, or work stoppage pending or threatened against the Company, and none has occurred in the last 10 years. There is no reason to believe that the Company or the Partnership has taken any action which will result in any claim for back pay, unpaid wages or benefits, damages, wrongful discharge, breach of contract, or employment discrimination, or assertion of unfair labor practices or any claim for any other material matters relating to employee relations, except as described in Schedule 3.16. All employment records, including employee personnel files, are complete and accurate in all material respects.

          (c) Except as described in Schedule 3.l6 hereto, at any time during the past three years (i) there have been no Employee Benefit Plans or other benefit plans, programs, or arrangements (including without limitation bonus, profit sharing, deferred compensation, vacation, or retiree medical arrangements) maintained by the Company for the benefit of its directors, officers, employees, or partners (as the case may be) and (ii) there have been no written or unwritten employment, consulting, severance, bonus or indemnification arrangements, agreements, or understandings between the Company, on the one hand, and any current or former officers, employees, or partners thereof (as the case may be) or affiliates of such persons, on the other hand. The Company has provided to the Purchaser (or shall provide within three days of the execution hereof) accurate and complete copies of each of the documents referenced in Schedule 3.16, and an accurate and fair summary of each unwritten arrangement referred to in Schedule 3.16. In addition, the Company has provided to the Purchaser accurate and complete copies of each policy, personnel, or employee manual maintained with respect to employees of the Company over the past three years. All employment by the Company is on an "at will" basis, and the Company is not now (and following the Closing will not be) bound by any express or implied contract or agreement to employ (directly or as a consultant or otherwise) any person for any specific period of time or until any specific age.

          (d) The Company has provided to the Purchaser an accurate and complete copy of its 401(k) Plan, and all amendments thereto since the date of adoption thereof. Other than such 401(k) Plan and the health plans described on Schedule 3.16, neither the Company nor the Partnership maintains any "pension plan" or "employee pension benefit plan" as defined in Section 3(2) of ERISA, or any "welfare plan" or "employee welfare benefit plan" as defined in Section 3(1) of ERISA.

          (e) Neither the Company nor the Partnership has within the past 10 years been a participating employer in any "multiemployer plan" as defined in ERISA Section 3(37) or Code Section 414(f).

          (f) Each Employee Benefit Plan or other benefit plan, program or arrangement maintained by the Company or the Partnership has been administered at all times in material compliance with all applicable provisions of the Code, ERISA, and (to the extent not preempted by ERISA) state law. No "prohibited transaction," as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Employee Benefit Plan, and no fines, penalties, or excise taxes have been incurred, assessed, or threatened with respect to any such plan or any other benefit plan, program, or arrangement maintained by the Company or the Partnership. There are no outstanding or threatened legal claims against any Employee Benefit Plan maintained by the Company or the Partnership or against any fiduciary of such plan. The Company or the Partnership has made all required contributions under any Employee Benefit Plan or other benefit plan, program or arrangement for all periods through and including the Closing.

          (g) The Company shall maintain each and every plan, program, and arrangement included in Schedule 3.16 for all periods through and including the Closing.

          (h) With respect to any life, health, medical, or dental insurance policy of the Company or the Partnership, there are no Liabilities from early or off-anniversary cancellation of any such policy, or for claims for benefits incurred under such policy, whether or not any such claim has been filed prior to the cancellation date (including without limitation any run-out claim paid from reserves, or any terminal premium arrangements such as deficit recoupment, retrospective premiums, or delayed premium payments).

          (i) The Purchaser and its counsel shall be provided with such information relating to the plans, programs, and arrangements included in
Schedule 3.16 as they may reasonably request for the purpose of determining whether any liability, claim, or potential claim exists on or before the Closing Date in respect of any such plan, program, or arrangement. In addition, the Purchaser and its counsel shall be provided with all information that they reasonably deem necessary to determine whether there have been any failures to comply with the continuation health care coverage requirements of Code Section 4980B and ERISA Sections 601 through 609 as such requirements have been applied to any group health plan maintained by or for the Company, which failure occurred with respect to any current or prior employee of the Company or the Partnership or any spouse, former spouse, dependent child, or former dependent child of any such employee, on or before the Closing Date. The Purchaser and its counsel shall also be provided with all information necessary to correct any such failures and to comply with such continuation health care coverage requirements, including without limitation the identification of all covered employees (as defined in Code Section 4980B(f)(7)) and their qualified beneficiaries (as defined in Code Section 4980B(g)(1)), the identification of all qualifying events with respect to such covered employees or qualified beneficiaries (as defined in Code Section 4980B(f)(3)), and such other information as the Purchaser reasonably deems necessary to demonstrate compliance with Code Section 4980B and ERISA Sections 601 through 609.

          (j) For purposes of this Section 3.16, references to the Company or the Partnership shall be deemed to include all other entities which are part of a controlled group of corporations as defined in Code Section 414(b), or a group of trades or businesses under common control under Code Section 414(c), or are members of an affiliated service group or other entity that is required to be aggregated with the Company or the Partnership under Code Section 414(m) or (o), or ERISA Section 210(c).

          (k) The Partnership has not had any employees at any time during the past five years.

    3.17 INSURANCE. Schedule 3.17 hereto contains a list of all current insurance policies (other than title insurance) and related agreements in effect over the past four years concerning the activities, or the Stores or other material assets, of the Company or the Partnership (including without limitation all liability, casualty, and worker's compensation policies and claims administrator agreements). The Company and the Partnership have provided the Purchaser with accurate and complete copies of all such policies (including endorsements thereto) and agreements. Neither the Company nor the Partnership within the past three years has received any notice of cancellation of any insurance policy. Except as referenced in the loss runs attached to Schedule 3.17, there has not since December 31, 1991 been any insurance claims (whether settled or still pending) under any such policy in an amount exceeding $25,000 per claim.

    3.18 ENVIRONMENTAL MATTERS. (a) For purposes of this Agreement, "Hazardous Material" means: (i) "hazardous substances" or "toxic substances" as those terms are defined by the Comprehensive Environmental Response,

Compensation, and Liability Act (42 U.S.C. Section 9601 ET SEQ.), or the Hazardous Materials Transportation Act (49 U.S.C. Section 1801 ET SEQ.), both as amended or hereafter amended; (ii) "hazardous wastes" as that term is defined by the Resource Conservation and Recovery Act (42 U.S.C. Section 6902 ET SEQ.) as amended or hereafter amended; (iii) any pollutant or contaminant or hazardous, dangerous, regulated or toxic chemicals, materials, wastes or substances within the meaning of any other applicable federal, state, or local law, regulation, ordinance, or requirement (including consent decrees and administrative orders) relating to or imposing liability, responsibility or standards of conduct concerning any hazardous, toxic or dangerous waste, substance, or material, including without limitation the Clean Water Act, the Clean Air Act, the Toxic Substances Control Act, the Occupational Safety and Health Act, the Americans with Disabilities Act, the Federal Insecticide, Fungicide and Rodenticide Act, any "Superfund" or "Superlien" law and similar state and local laws, regulations, and ordinances, including without limitation the North Carolina Coastal Area Management Act, the North Carolina Oil Pollution and Hazardous Substances Control Act, and the North Carolina Groundwater and Underground Storage Tank Regulations, all as amended or hereafter amended; (iv) petroleum products, byproducts and constituents (including but not limited to, crude oil, diesel oil, fuel oil, gasoline, lubrication oil, oil refuse, oil mixed with other waste, oil sludge and all other liquid hydrocarbons regardless of specific gravity); (v) any radioactive materials, including any source, special nuclear, or by-product material as defined at 42 U.S.C. section 2011 ET SEQ., as amended or hereafter amended;
(vi) asbestos in any form or condition; (vii) polychlorinated biphenyls (PCB's) or substances or compounds containing PCB's; and (viii) biological micro organisms, viruses, fungi, spores, radon or radon gas, formaldehyde or material containing formaldehyde, fumigants, and any material or substance comprising or contributing to conditions known as "sick building syndrome" or similar illness; provided, however, that "Hazardous Material" shall not include any items lawfully held for resale in connection with any business conducted at the Facilities.

          (b) The Facilities (including any underlying groundwater) are free and clear of all Hazardous Material and are currently in compliance with all applicable federal, state and local laws, ordinances, rules, regulations and orders (including consent decrees and administrative orders) regarding public health and safety and protection of the environment, including, without limitation, those statutes, laws, regulations, ordinances and requirements referred to in subsection (a) above and including federal and state common law (collectively referred to below as "Environmental Laws"). No generation, manufacture, storage, treatment, transportation, disposal, discharge, release (or threatened release) or emission of any Hazardous Material has occurred or is occurring on or from any of the Facilities, except as described on Schedule

3.18B. Neither the Company nor the Partnership, nor (to the knowledge of the Owners) any predecessor in title, interest, or line of business of the Company or the Partnership, has violated or is violating any Environmental Laws in connection with the Facilities or with respect to the operations of the Company or the Partnership. There have been no past, and there are no pending or threatened, actions or proceedings by any governmental agency or third parties against the Company, the Partnership, or any of the Facilities regarding public health risks, or the environmental condition of the Facilities, or the disposal or presence of Hazardous Material, or otherwise regarding any Environmental Laws. Neither the Company nor the Partnership nor any of the Owners is aware of, or has received notice of, any past or pending violation of any Environmental Laws or any past or pending noncompliance or any proceedings of any kind relating to Hazardous Material.

          (c)  Except for any tanks specifically identified on Schedule
3.18C, there are no underground storage tanks located at (or, to the knowledge of the Owners, adjacent to) any of the Facilities. As used herein, the term "underground storage tanks" shall mean any containers, tanks, or facilities of whatever kind, nature, or description, previously or presently used or capable of being used to hold any type of Hazardous Material, oil or other petroleum products, liquid petroleum gas, Pargas, or propane, and which are located wholly or partly below ground level.

          (d) The Company and the Partnership have obtained all permits, licenses, approvals, and other authorizations and made all notifications, registrations and reports required with respect to the operation of their respective businesses under the Environmental Laws and are in substantial compliance with all terms and conditions of all such required permits, licenses, approvals, authorizations, notifications, registrations and reports, including payment of all required fees.

          (e) The Company and the Partnership have maintained all environmental and operating documents and records relating to them in the manner and for the time periods required by the applicable Environmental Laws.

    3.19 TRADE NAMES, ETC. Schedule 3.19 hereto identifies each trade name, fictitious business name, or other similar name under which the Company or the Partnership has conducted any part of its business during the past 10 years. Neither the Company nor the Partnership nor any of the Owners has registered under applicable federal or state statutes any trademark, service mark, or copyright relating to the business of the Company or the Partnership. To the knowledge of the Company, the Partnership, and the Owners, there has never been any claim of infringement relating to the Company's or the Partnership's use of the name "Wilson's".

    3.20 BANK ACCOUNTS, ETC. Schedule 3.20 hereto identifies all bank accounts, brokerage accounts, and the like, and all safe deposit boxes, maintained by or on behalf of the Company.

    3.21 NO SUBSIDIARIES, ETC. Neither the Company nor any of the Owners directly or indirectly owns or controls 25% or more of the voting securities of any corporation or other business entity other than the Company and the Partnership.

    3.22 CERTAIN TAX SCHEDULES. In all material respects, Schedule 2.3B accurately sets forth the aggregate federal and state income tax liability of each of the Shareholders for the calendar year 1993 and the amounts prepaid in 1993 toward such taxes.

    3.23 FULL DISCLOSURE. The documents, certificates, and other writings furnished or to be furnished by or on behalf of the Company, the Partnership, and any of the Owners to the Purchaser pursuant to the provisions of this Agreement, taken together in the aggregate, do not and will not contain any untrue statement of a material fact, or omit to state any material fact necessary to make the statements made, in the light of the circumstances under which they were made, not misleading.

    3.24  ACTIONS SINCE DECEMBER 31, 1993.  Except as set forth in
Schedule 3.24 hereto, since December 31, 1993 no actions have been taken by the Company, the Partnership, or the Owners that would be prohibited under the provisions of this Agreement (without the prior consent of the Purchaser) after the date of this Agreement.


                                  ARTICLE IV
                REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

    The Purchaser represents and warrants to the Owners, the Company, and the Partnership as of the date hereof and as of the Closing as follows:

    4.1 DUE ORGANIZATION. The Purchaser is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maine, and has all requisite corporate power and authority to carry on its business as it is now being conducted.

    4.2 AUTHORIZATION. (a) The Purchaser has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement by the Purchaser has been duly authorized by all necessary corporate action. This Agreement constitutes a binding contract which is enforceable against the Purchaser in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to the enforcement of creditors' rights generally or by general principles of equity.

          (b) The execution, delivery, and performance of this Agreement by the Purchaser does not and will not (1) conflict with or result in a breach of any of the provisions of the articles of incorporation or bylaws of the Purchaser; (2) contravene any federal, state, or local law (subject to the receipt of HSR Clearance prior to Closing); (3) contravene any judicial or administrative order, judgment, or decree specific to the Purchaser; (4) conflict with or result in any breach or default under any lease, loan agreement, mortgage, security agreement, or other instrument or agreement to which the Purchaser is a party, or by which any of its properties may be affected; or (5) require the authorization, consent, approval, or license of any third party.

    4.3 LEGAL PROCEEDINGS. There is no action, suit, proceeding, arbitration, or governmental investigation or review pending or (to the knowledge of the Purchaser) threatened against or affecting the Purchaser, other than matters which are not material to the transactions contemplated under this Agreement.

    4.4 FINANCIAL RESOURCES. The Purchaser has sufficient financial resources to be able to pay the Purchase Price at Closing and to perform its other obligations under this Agreement.

    4.5 FULL DISCLOSURE. The documents, certificates, and other writings furnished or to be furnished by or on behalf of the Purchaser to the Owners pursuant to the provisions of this Agreement, taken together in the aggregate, do not and will not contain any untrue statement of a material fact, or omit to state any material fact necessary to make the statements made, in the light of the circumstances under which they were made, not misleading.


                                   ARTICLE V
                    COVENANTS OF THE OWNERS, THE COMPANY,
                              AND THE PARTNERSHIP

    5.1 CONDUCT PRIOR TO CLOSING. (a) Through the Closing, the Company and the Partnership shall conduct their affairs in the ordinary course of business (except as expressly contemplated in Section 5.2 below), and shall use their best efforts to keep intact the business organization and goodwill of the Company and maintain good relations with the suppliers, landlords, creditors, customers, and employees of the Company and others having business or financial relationships with the Company or the Partnership. The Owners shall immediately notify the Purchaser of any event or occurrence material to, and not in the ordinary course of business of, the Company or the Partnership.

          (b) Through the Closing and except as expressly permitted in
Section 5.2 below or as expressly consented to in writing by the Purchaser, the Company and the Partnership shall not: (1) issue any securities or otherwise alter in any way the ownership of the Company or the Partnership;
(2) amend the organizational documents of the Company or the Partnership; (3) declare or pay any dividend, make any distribution, or purchase or redeem any capital stock (except for the distributions provided for in Section 2.3 above); (4) alter title to the Facilities or otherwise (except in the ordinary course of business) transfer any assets, except that the Company shall be permitted to transfer by quitclaim deed to the Owners or their assigns those certain properties described in deeds recorded in Book 910, Page 71 (Bragg Boulevard) and Book 1232, Page 1702 (Middle Sound Loop Road), New Hanover County, North Carolina Register of Deeds Office and may sell an automobile to Laura B. Wilson or Lawrence A. Wilson, Sr. on terms previously discussed with the Purchaser, and except that the Partners may transfer to the Partnership any Facilities owned by them (such as the Facility in Warsaw, North Carolina);
(5) incur or assume any obligations for money borrowed or create or incur any security interest, lien, deed of trust, mortgage, claim, or other encumbrance on any of the Facilities; (6) adopt or amend any employment contract or bonus, profit sharing, pension, retirement, or other employee benefit plan or arrangement for the benefit of employees of the Company, or, except in the ordinary course of business, increase the compensation of its employees; (7) enter into or terminate any Significant Contract; (8) materially change their accounting methods; (9) invest any cash of the Company or the Partnership other than in short-term money market instruments consistent with past practice; (10) acquire assets, or make or authorize any capital improvements, exceeding $35,000 in cost except with prior notice to and consent from the Purchaser (which consent shall not be unreasonably withheld), other than purchases of inventory in the ordinary course of business and purchases required under Significant Contracts currently in effect; or (11) enter into any agreement, commitment, or understanding (written or otherwise) with respect to any of the foregoing.

          (c) The Owners shall cause the Company and the Partnership to perform their obligations under this Section and Section 5.2 below.

    5.2  CERTAIN REQUIRED ACTIVITIES.  Notwithstanding the provisions of
Section 5.1 above,

          (a) The Company shall continue construction or renovation of the Stores listed on Schedule 5.2 hereto, consistent with timetables and commitments described in such schedule or otherwise in effect as of December 31, 1993, subject however to reasonable change orders consented to by the Purchaser, which consent shall not be unreasonably withheld.

          (b) The Company, the Partnership, and the Owners shall use their best efforts to (i) obtain the consents and approvals identified in
Schedule 3.5 hereto, (ii) cure any defects in title to the Facilities, and
(iii) otherwise satisfy the conditions to any party's obligation to consummate the Transaction.

          (c) The Company and the Partnership shall permit the taking of samples, the making of test borings, and similar activities as an environmental or engineering firm retained by the Purchaser determines in good faith to be appropriate in connection with inspections of the Facilities to determine their condition or the presence of Hazardous Materials; provided, however, that the Purchaser shall restore the Facilities to their condition prior to such activities.

    5.3 UPDATING OF EXHIBITS AND SCHEDULES. The Owners shall promptly notify the Purchaser of any circumstance which causes any information set forth (or required to be set forth) in any exhibit or schedule to this Agreement to be materially inaccurate, incomplete, or misleading.

    5.4 OWNERSHIP OF HANNAFORD STOCK. The Owners acknowledge that any shares of Hannaford Stock acquired from the Purchaser at the Closing will be unregistered and therefore will constitute "restricted securities" within the meaning of Securities and Exchange Commission Rule 144. Transfer of the shares will be restricted by applicable securities laws, generally for two years. Each of the Owners acquiring such shares shall deliver at Closing an investment letter in the form of Exhibit D. The Company, the Partnership, and the Owners agree that they will not directly or indirectly purchase (except at the Closing) or sell Hannaford Stock prior to the Closing, and prior to Closing will not divulge to any other person any nonpublic information concerning the Purchaser or the terms of this Agreement, except as may be necessary to perform their respective obligations under this Agreement or to carry out the business of the Company or the Partnership, but in any event only pursuant to a confidential relationship or a confidentiality agreement restricting the recipient of that information from trading in Hannaford Stock while in possession of material nonpublic information.

    5.5  CONSULTING AND NON-COMPETITION AGREEMENT.  At Closing the
Partnership and the Owners shall enter into a Consulting and Non-Competition Agreement in the form of Exhibit E hereto. Failure to perform any stated obligation under such agreement shall be deemed a material breach of the terms and conditions of this Agreement.

    5.6 EXCLUSIVE DEALING. Neither the Owners nor any of the officers, directors, or agents of the Company or the Partnership shall, directly or indirectly, solicit or encourage any inquiry or proposal by, or enter into or continue discussions with, any third party in connection with a possible proposal regarding acquisition of, or a change in control of, the Company or the Partnership or any of the Facilities. The Owners will notify the Purchaser immediately upon the receipt of any such inquiry, offer, or proposal.

    5.7 SECTION 338 ELECTION. In connection with their transfer of stock to the Purchaser at the Closing, the Owners shall execute and deliver to the Purchaser (in such form and at such time as the Purchaser reasonably requests) such statements, consents, and other instruments as may be necessary to permit the Purchaser to make an election pursuant to Code Sections 338(b)(3) and 338(h)(10). The Company, the Partnership, and the Owners make no representation or warranty as to the availability of any Section 338 elections to the Purchaser.

    5.8 CONDUCT AFTER CLOSING. Following the Closing the Owners and the Partnership shall provide (at the Purchaser's expense) such incidental assistance as the Purchaser may reasonably request with regard to the transfer of vehicles, bank accounts, and other assets and the collection of receivables; shall surrender all keys to the Stores or other transferred assets; shall promptly surrender all books and records of the Company not otherwise delivered at the Closing; and shall make available for inspection from time to time books and records of the Partnership or any of the Owners pertaining to the Facilities or otherwise pertaining to the operation of the Company.


                                  ARTICLE VI
                             ADDITIONAL COVENANTS

    6.1 ADDITIONAL DOCUMENTS. Each party, at the request of another party hereto, agrees to execute and deliver such other instruments and do and perform such other acts and things as may be, in the opinion of counsel for the requesting party, necessary or desirable to facilitate consummation of this Agreement and the transactions contemplated hereby. The Company, the Partnership, and the Owners agree to cooperate with the Purchaser (and vice versa) in the preparation of all notices and filings necessary to secure HSR Clearance.

    6.2 ACCESS AND INFORMATION. (a) The Company and the Partnership shall give the Purchaser and its authorized representatives such access as the Purchaser may reasonably request, during regular business hours, to the Company's or the Partnership's premises, contracts, books, records, deeds, surveys, title insurance, tax returns, files, and (with the Company's prior consent, which will not be unreasonably withheld) personnel. The Purchaser shall promptly be furnished with internal monthly financial statements when and as available, and such other information as the Purchaser may reasonably request concerning the Company's or the Partnership's business, properties, and personnel. No investigation by the Purchaser shall affect any representations or warranties hereunder or the conditions to the obligation of the Purchaser to consummate the Transaction. If the Transaction is not consummated, the Purchaser will, and will cause its representatives to, deliver to the Company all copies of financial statements, reports, tax returns, leases, contracts, or other instruments received from the Company, the Partnership, or the Owners on a confidential basis. The Purchaser and its representatives shall conduct their investigations hereunder in a manner reasonably calculated to minimize (to the extent practicable) interference with the business of the Company and the Partnership.

          (b) The inventory count referred to in Section 2.3(a) above shall be conducted by a professional inventory service selected by the Purchaser and reasonably satisfactory to the Owners. The Owners and the Purchaser each agree to pay one-half of the reasonable fees and expenses of such inventory service. For purposes of computing Net Income of the Company and the resulting special distribution to the Owners, the inventory count certified by the inventory service shall be binding upon both the Purchaser and the Owners.

          (c) The Purchaser undertakes to advise the Company in writing of any facts discovered by the Purchaser which prior to the Closing cause the Purchaser to believe that any representation or warranty of the Company, the Partnership, or the Owners is materially inaccurate, other than facts which the Purchaser has reason to believe are already known to one or more of the Owners. The parties agree that this undertaking is given on a best efforts basis and that the Owners (and not the Purchaser) are responsible for the accuracy of all representations and warranties by them, the Company, and the Partnership under this Agreement. The parties further agree that the only remedy of the Owners, the Company, or the Partnership for any failure or delay by the Purchaser in so advising the Company is that any claim for indemnity under Section 8.1 below shall be reduced by the Resulting Incremental Liability (as defined below), if any. For purposes hereof, the term "Resulting Incremental Liability" means incremental liability of the Owners or the Partnership under Section 8.1 that the indemnifying party proves would have been avoided if the Purchaser had promptly advised the Company of the existence of facts known to the Purchaser, but only if the indemnifying party further proves that the Purchaser's failure or delay in doing so constituted an intentional breach of the undertaking contained in the first sentence of this subsection (c).

    6.3 AUDITED FINANCIAL STATEMENTS. Coopers & Lybrand has been retained by the Company to prepare audited financial statements for the Company's 1993 fiscal year. The Purchaser agrees to bear all expenses of Coopers & Lybrand in connection therewith, and all parties agree to cooperate fully with the accountants in their preparation of such statements.

    6.4 REAL ESTATE DUE DILIGENCE PERIOD. The Purchaser shall have a period of 15 days after the Company and Partnership have delivered to the Purchaser complete copies of all leases and agreements referred to in Section 3.10 above (but in any event not less than 15 days after the execution of this Agreement) to examine the copies of such leases and agreements. If the Purchaser determines in its reasonable judgment that such leases and agreements contain obligations, terms, conditions, or provisions which in the aggregate materially and adversely affect the value of the Company as assumed by the Purchaser and reflected in the purchase price, the Purchaser may terminate this Agreement by giving written notice of termination to the Company, the Partnership, and the Owners within such 15-day period, and upon the giving of such notice this Agreement shall be terminated and the Deposit shall be returned to the Purchaser. Failure to exercise this 15-day right of termination shall not constitute a waiver of any representation or warranty of the Company, the Partnership, or the Owners.

    6.5 RELEASE OF INFORMATION. The parties hereto agree to cooperate in releasing information concerning this Agreement and the transactions contemplated hereby. At the insistence of the Owners and in order to avoid disruption of the Company's business, the Purchaser has agreed not to make any public announcement of the existence of this Agreement or the transactions contemplated hereby until June 22, 1994 or, if earlier, (i) the pendency of the Transaction otherwise becomes generally known among the Company's employees or (ii) notwithstanding this covenant the Purchaser determines in good faith that it is required by applicable securities laws or New York Stock Exchange rules to make a public announcement regarding this Agreement. The Company, the Partnership, and the Owners have likewise agreed not to make any public disclosure of the Transaction without the Purchaser's prior consent.
In no event will any party make any public announcement concerning this Agreement without first taking reasonable steps to ensure that both the Company and the Purchaser are aware of such pending announcement and have been provided an opportunity to discuss such announcement with each other. Where possible, the Company and the Purchaser shall furnish to each other drafts of all public announcements prior to publication. Nothing contained herein shall prevent either party at any time from promptly furnishing any information required by any governmental authority or (in the case of the Purchaser) the New York Stock Exchange.

    6.6 BROKERS; EXPENSES. The Owners have retained NationsBank Investment Banking to assist in the solicitation of potential purchasers and shall pay all expenses associated therewith. The Purchaser has retained, at its expense, such consultants and other advisors as it has deemed appropriate in connection with the transactions contemplated by this Agreement. The Owners and the Purchaser shall each be responsible for their respective expenses in connection with the preparation, signing, and consummation of this Agreement, and neither the Company nor the Partnership shall pay for or incur the expense of any third-party consultant or advisor except as the Purchaser may expressly consent in writing.

    6.7 CERTAIN FUTURE ACTIVITIES BY PURCHASER. The Purchaser acknowledges that, in connection with the Transaction, it has received store sales information and other propriety information from the Company that could be of significant competitive benefit to the Purchaser if the Transaction were not consummated. In the event that this Agreement is terminated and the Purchaser, on or before September 25, 1996, opens one or more supermarkets (through a purchase of an existing store or otherwise) in any town or towns in which the Company was operating a Store as of March 25, 1994, then the Purchaser shall pay to the Company, as full consideration for the benefit and use of such information, the sum of $3,000,000. Provided, however, that this payment provision (i) shall not apply if termination of this Agreement follows the material breach by the Company, the Partnership, or any of the Owners of a representation or warranty in connection with this Agreement or the material failure by any of them to perform any of their respective obligations hereunder and (ii) shall not apply to any purchase of a store by the Purchaser or its affiliates as part of a single acquisition of five or more existing supermarkets. In the event of a good faith dispute over the existence of a breach or failure under clause (i) above, the sum of $3,000,000 shall be placed by the Purchaser in a separate account pending resolution of the dispute.


                                  ARTICLE VII
                              CLOSING CONDITIONS

    7.1 CONDITIONS TO PURCHASER'S OBLIGATIONS. The Purchaser's obligations to consummate the Transaction are subject to the satisfaction at or before the Closing of the following conditions (any of which the Purchaser may waive at Closing):

          (a) This Agreement and the transactions contemplated hereby shall have received all requisite approvals, consents, authorizations, and waivers from governmental authorities (including HSR Clearance) and other third parties (including lessors and creditors), as reasonably determined by the Purchaser.

          (b) There shall not be in effect a preliminary or permanent injunction or other order by any federal or state court which prohibits or materially adversely affects the consummation of the Transaction.

          (c) The Company, the Partnership, and the Owners shall have performed in all material respects each of their obligations contained in this Agreement and required to be performed at or prior to Closing and shall have complied with all material governmental requirements, rules, and regulations affecting the Transaction.

          (d) No material adverse change shall have taken place in the business, condition (financial or otherwise), operations, or prospects of the Company since December 31, 1993, other than those (if any) that result from the changes permitted by this Agreement, as reasonably determined by the Purchaser.

          (e) The representations and warranties of the Company, the Partnership, and the Owners set forth in this Agreement shall be true in all material respects as of the date of this Agreement and as of the Closing, as reasonably determined by the Purchaser.

          (f) The Purchaser shall have received from the Company, the Partnership, and the Owners duly executed certificates, dated the Closing, as to the satisfaction of the conditions in subsections (c), (d), and (e) above.

          (g) The Purchaser shall have received, at and as of the Closing, an opinion of counsel to the Company and the Partnership, in form and substance reasonably satisfactory to the Purchaser, substantially in the form of Exhibit F1 hereto.

          (h) The Purchaser shall have received from each lessor or lessee with which the Company or the Partnership has a lease of real property, certificates satisfactory in form and substance to the Purchaser as to the continuing validity of such leases, and the absence of any basis for the termination thereof.

          (i) The Purchaser shall have received a commitment from a nationally recognized title insurance company acceptable to the Purchaser for issuance to the Purchaser of standard policies of title insurance at standard rates covering each of the Facilities as of the Closing, subject only to encumbrances, easements, and restrictions expressly permitted by Section 3.10 above, and the title company which has issued such commitments shall not have refused to issue a title insurance policy or binder pursuant thereto at or before Closing. The costs for such commitments and the premiums for such policies shall be borne solely by the Purchaser.

          (j) The receipt by the Purchaser of a duly executed Consulting and Non-Competition Agreement from the Owners in the form of Exhibit E hereto.

          (k) Coopers & Lybrand shall have certified, in accordance with generally accepted accounting principles and generally accepted auditing standards, financial statements of the Company for fiscal 1993.

          (l) The officers and directors of the Company shall submit resignations in the form of Exhibit G hereto, dated as of the Closing, acknowledging that they have no pending claims against the Company except those arising in connection with this Agreement.

          (m) The Company shall deliver duly executed unanimous consents of directors and shareholders in the form of Exhibit H hereto, dated as of the Closing, ratifying all actions taken by the Company prior to such date, including without limitation all bonus payments and distributions referred to in Section 2.3 above.

    7.2 CONDITIONS TO OWNERS' OBLIGATIONS. The obligations of the Owners, the Company, and the Partnership (collectively, the "Sellers") to consummate the Transaction are subject to the satisfaction at or before the Closing of the following conditions (any of which the Sellers may waive at Closing):

          (a) This Agreement and the transactions contemplated hereby shall have received all requisite approvals, consents, authorizations, and waivers from governmental authorities (including HSR Clearance) and other third parties (including lessors and creditors), as reasonably determined by the Owners.

          (b) There shall not be in effect a preliminary or permanent injunction or other order by any federal or state court which prohibits or materially adversely affects the consummation of the Transaction.

          (c) The Purchaser shall have performed in all material respects each of its obligations contained in this Agreement and required to be performed at or prior to the Closing and shall have complied with all material governmental requirements, rules, and regulations affecting the Transaction.

          (d) The representations and warranties of the Purchaser, set forth in this Agreement shall be true in all material respects as of the date of this Agreement and as of the Closing, as reasonably determined by the Owners.

          (e) The Owners shall have received from the Purchaser, a duly executed certificate, dated the Closing, as to the satisfaction of the conditions in subsections (c) and (d) above.

          (f) The Owners shall have received, at and as of the Closing, an opinion of counsel to the Purchaser, in form and substance reasonably satisfactory to the Owners, substantially in the form of Exhibit F2 hereto.

    7.3 EFFECT OF CLOSING. (a) Representations and warranties contained in Sections 3.7(a), 3.7(b)(1) and (2), 3.9, 3.11, and 3.16(a)(i) and (iii), as
well as in the first three sentences of Section 3.16(b) and the first, second, and fourth sentences of Section 3.18(b), shall survive the Closing only insofar as such representations and warranties relate to matters and circumstances in existence on or before the effective time of the Closing. Provided, however, that the foregoing limitation on survival shall not be construed to diminish the obligation of the Company, the Partnership, or any of the Owners to make full and fair disclosure under Section 3.23 or to otherwise perform their respective obligations under this Agreement.

          (b) Following the Closing, the Owners and the Partnership shall have no right of contribution, subrogation, or other recovery against the Company for a breach by the Company of any representation, warranty, or covenant under this Agreement, except for a failure to pay post-Closing distributions to the shareholders as expressly provided herein.

                                 ARTICLE VIII
                                INDEMNIFICATION

    8.1 BY THE PARTNERSHIP AND THE OWNERS. (a) Subject to the provisions of subsections (b) and (c) below, the Partnership and each of the Owners, jointly and severally, shall indemnify, hold harmless, and defend the Purchaser, and its officers, directors, agents, employees, and affiliates, from and against any and all litigation, claims, costs, liabilities, penalties, fines, damages, injuries, or expenses (including costs of investigation and reasonable attorneys' fees) of whatever kind or nature, known or unknown, contingent or otherwise, arising out of or in any way related to (i) any material breach or falsity of the representations and warranties of the Company, the Partnership, or any of the Owners contained in this Agreement or any material default in the performance of any obligation of such parties under this Agreement, (ii) any claim, lien, or encumbrance arising from any nonpayment (or alleged nonpayment) of taxes, or other failure (or alleged failure) to comply with applicable tax laws, by the Company, the Partnership, or any of the Owners as to taxes arising before, or allocable to the period before, the effective time of the Closing, (iii) any breach by the Partnership or any of the Owners of any covenant under the Consulting and Non-Competition Agreement, (iv) any Liability of the Partnership not listed on Schedule 2.1B, (v) any personal injury (including wrongful death) or property damage (real or personal) arising out of or related to any tortious conduct or violation of law committed by the Company, the Partnership, or any of the Owners (or their respective agents) prior to the effective time of the Closing, (vi) any Hazardous Materials which prior to the effective time of the Closing were present, disposed, released, or threatened to be released within, under, upon, from, or into the Facilities prior to the effective time of the Closing, and any lawsuit or governmental action relating thereto. Nothing in this subsection shall be construed to require indemnification against (w) the

Company's liability for accrued but unpaid trade payables, lease obligations, construction and development payments, equipment purchases, advertising expenses, wages to employees, ad valorem taxes, routine repairs and maintenance expenses, utilities, or insurance premiums incurred (in each case) in the ordinary course of business prior to the Closing, (x) a liability disclosed prior to execution of this Agreement in items 1 through 8 of
Schedule 3.7 or in items 1, 2, 4-6, 9, 10, and 12-21 of Schedule 3.9, (y) a liability that is apparent on the face of a Significant Contract disclosed in a timely manner or that is apparent on the face of a deed, lease, easement, or other real estate document properly recorded and indexed before the day of the Closing in the Registry of Deeds (or Clerk of Court's Office, in the case of South Carolina) for the county in which the Facility to which such instrument relates is located, or (z) a liability that is less than $15,000 in amount and as of the Closing was covered by insurance or was being contested in good faith by the Company. Subject to Section 7.3(b) above, nothing in this subsection shall be construed to limit any right of subrogation of an indemnifying party.

          (b) The Purchaser's aggregate recovery pursuant to the right of indemnification contained in subsection (a) above is subject to the following limitations:

                  (i) The amount recoverable by the Purchaser under subsection
    (a) shall be limited to the aggregate sum of $10,000,000 (the "Indemnity Cap") except as provided in subsection (b)(ii) below.

                  (ii) No recovery or claim by the Purchaser under clauses
    (ii) or (iv) of subsection (a) shall be subject to or applied against the Indemnity Cap. No recovery or claim by the Purchaser under the other enumerated clauses of subsection (a) shall be subject to or applied against the Indemnity Cap if one or more of the Owners, as of the Closing, had knowledge of facts and circumstances giving rise to the Purchaser's claim for indemnification thereunder. For purposes of this subsection (b)(ii), "knowledge" shall be construed to require the actual knowledge of at least one of the Owners; actual or constructive knowledge on the part of an employee of the Company (other than one of the Owners) shall not constitute actual knowledge on the part of any of the Owners.

                  (iii) None of the four trusts (the "Trusts") owning Stock in the Company (none of which is a partner in the Partnership) shall be personally liable under clauses (i) or (iii) of subsection (a) for a breach of a representation or warranty, or a default in the performance of an obligation, insofar as the breach or default relates only to the Partnership or the Partners. Neither Laura B. Wilson (who is not a shareholder of the Company) nor the Partnership shall be personally liable under clauses (i) or (iii) of subsection (a) for a breach of a representation or warranty, or a default in the performance of an obligation, insofar as the breach or default relates only to the Company or the Shareholders.

                  (iv) None of the Trusts shall be personally liable under subsection (a) for an amount exceeding its allocable portion of the purchase price paid or to be paid by the Purchaser under Section 2.2 above.

                  (v) The limitations on personal liability set forth in subsections (b)(iii) and (b)(iv) above shall not be construed to limit the joint and several nature of the liability of the other Owners and shall not be construed to otherwise limit the joint and several nature of the liability of the Partnership.

                  (vi) Except as provided in subsection (b)(vii) below, no claim for indemnification under subsection (a) shall be made unless notice of the claim has been given in accordance with Section 8.4 or 8.5 below within five years after the Closing Date.

                  (vii) Notwithstanding subsection (b)(vi) above, a claim for indemnification under clause (ii) of subsection (a) may be given at any time. Notwithstanding subsection (b)(vi) above, the time period for giving notice of a claim for indemnification under any other clause of subsection (a) shall be extended to 10 years if one or more of the Owners, as of the Closing, had knowledge of facts and circumstances giving rise to the Purchaser's claim for indemnification thereunder.

          (c) The Purchaser shall not be entitled to any recovery under subsection (a) for (i) the first $100,000 of claims (in the aggregate) that would otherwise be subject to indemnification under that subsection or (ii) one-half of the next $150,000 of claims (in the aggregate) that would otherwise be subject to indemnification under that subsection (the "Indemnity Exclusion"). Provided, however, that the Indemnity Exclusion shall not apply to any claim excluded from the Indemnity Cap by subsection (b)(ii) above, other than the claim described in item 8 of Schedule 3.9.

          (d) For purposes of applying the Indemnity Cap and Indemnity Exclusion in subsections (b) and (c) above, any recovery or claim by an officer, director, agent, employee, or affiliate of the Purchaser for indemnification under subsection (a) above shall be treated as a recovery or claim by the Purchaser for indemnification thereunder, and application of the Indemnity Exclusion shall not be construed to reduce the Indemnity Cap.

    8.2 BY THE PURCHASER. The Purchaser hereby agrees to indemnify, hold harmless, and defend each of the Owners against any and all litigation, claims, costs, liabilities, penalties, fines, damages, injuries, or expenses (including costs of investigation and reasonable attorneys' fees) of whatever kind or nature, known or unknown, contingent or otherwise, arising out of or in any way related to any material breach or falsity of the representations and warranties of the Purchaser contained in this Agreement or any material default in the performance of any obligation of the Purchaser under this Agreement, the Promissory Note, or the Consulting and Non-Competition Agreement, or any failure of the Purchaser to restore Facilities as provided in Section 5.2(c) above. Nothing in this subsection shall be construed to limit any right of subrogation of an indemnifying party.

    8.3 RIGHT OF SET OFF. Any indemnified party shall have a right of set off against any amounts otherwise payable to the indemnifying party, including without limitation any payments pursuant to this Agreement, the Promissory Note, or the Consulting and Non-Competition Agreement.

    8.4 NOTICE OF THIRD PARTY CLAIMS. Any party seeking indemnification pursuant to the provisions of this Article VIII (an "Indemnified Party"), upon receiving notice of the assertion of any claim by a third party (a "Third Party Claim") with respect to which the Indemnified Party reasonably believes another party or parties to this Agreement (each an "Indemnifying Party") has an indemnification obligation pursuant to Article VIII (or would have such an obligation but for the limitations set forth in Section 8.1(b) or 8.1(c) above) shall notify the Indemnifying Party of such Third Party Claim within 30 days after the Indemnified Party receives written notice thereof. Failure to notify the Indemnifying Party within the prescribed time period shall not relieve the Indemnifying Party of its obligations under this Article VIII, except to the extent that the delay in providing such notice diminishes the legal rights of the Indemnifying Party with respect to such Third Party Claim. In addition, if the Indemnified Party retains outside counsel in connection with a Third Party Claim, such party shall also give prompt notice of such retention to the Indemnifying Party; provided, however, that failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations under this Article VIII, except to the extent that the delay in providing such notice increases the costs of defense borne by the Indemnifying Party with respect to such claim. The Indemnifying Party will have the right to participate in or, by giving written notice to the Indemnified Party, to elect to assume the defense of any Third Party Claim at the Indemnifying Party's cost and expense; provided, however, that the Indemnified Party may elect, if it reasonably believes that its interests differ from those of the Indemnifying Party, to be represented by independent counsel of its own choosing, and such election shall not in any way limit the indemnification obligations of the Indemnifying Party. If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnifying Party shall have the right to settle such claim, provided that no such claim may be settled without the consent of the Indemnified Party (which consent shall not be unreasonably withheld).

    8.5 NOTICE OF DIRECT CLAIMS. The Indemnified Party, upon learning of facts giving rise to any claim with respect to which the Indemnified Party reasonably believes an Indemnifying Party has an indemnification obligation pursuant this Article VIII (or would have such an obligation but for the limitations set forth in Section 8.1(b) or 8.1(c) above), shall notify the Indemnifying Party of such claim within 30 days of learning of the existence of any such claim. Failure to notify the Indemnifying Party within the prescribed time period shall not relieve the Indemnifying Party of its obligations under this Article VIII, except to the extent that the delay in providing such notice diminishes the legal rights of the Indemnifying Party with respect to such claim. After receipt of notice of any claim by the Indemnified Party to indemnification pursuant to this Article VIII, the Indemnifying Party may contest the Indemnified Party's right to such indemnification by delivering written notice of such contest to the Indemnified Party within 30 days of receipt of notice of the Indemnified Party's claim. In the event that no notice of contest is timely delivered, the Indemnifying Party shall be deemed to have accepted and acknowledged its indemnification obligation pursuant to Article VIII to the full extent of the Indemnified Party's claim.

    8.6 INSURED CLAIMS. In the case of an insured claim, the Indemnified Party shall give the Indemnifying Parties notice of the claim as provided above, but shall not seek recovery under the indemnification rights contained in this Article VIII until the claim has been filed with the insurer and shall seek recovery only to the extent that the Indemnified Party suffers a loss or incurs expense, whether due to denial of coverage, coinsurance obligations, or otherwise. Nothing in this Section 8.6 shall limit an Indemnifying Party's obligation under Article VIII to pay or reimburse the actual out-of-pocket expenses incurred by the Indemnified Party (including without limitation expenses reasonably incurred by the Indemnified Party in defending or investigating any claim).


                                  ARTICLE IX
                                 MISCELLANEOUS

    9.1 ASSIGNMENT. The Purchaser has the right, in its sole discretion, to assign all or any portion of this Agreement and any of the undertakings described herein to one or more of its affiliated entities, provided that any such assignee agrees in writing to be bound by the terms and conditions contained herein. Upon any such assignment, the Purchaser shall continue to be liable for the performance of each of its obligations hereunder. Except as expressly permitted by this Agreement, none of the Owners, the Company, or the Partnership shall make any assignment hereunder.

    9.2 BENEFIT. This Agreement shall inure to the benefit of and be binding upon all parties hereto, and their respective heirs, legal representatives, successors, and assigns. Prior to the execution of this Agreement, no party hereto shall be legally obligated with respect to the transactions contemplated by this Agreement except to the extent that a written contract has been duly executed by all parties. All conditions of the obligations of the parties hereto, and all undertakings herein, are solely and exclusively for the benefit of the parties hereto, and no other person shall be deemed a third-party beneficiary of any such conditions or undertakings.

    9.3 APPLICABLE LAW; REMEDIES. This Agreement shall be construed and enforced in accordance with the laws of the State of North Carolina without giving effect to the choice-of-law rules thereunder. The rights and remedies (including any right of set off) provided for under this Agreement and related exhibits shall be valid and enforceable to the fullest extent permitted by applicable law and shall not be deemed exclusive of other rights and remedies available under applicable law. Notwithstanding the foregoing, specific dollar amounts designated herein as damages or compensation are intended to be exclusive of any other right of recovery, such dollar amounts being considered to represent a reasonable level of recovery in circumstances not generally amenable to a ready calculation of damages. Each of the parties agrees that the exclusive forum for any actions between the parties arising out of this Agreement (except for actions in rem or concerning title to property located outside North Carolina and any action against one of the Owners seeking to restrain his or her activities outside North Carolina) shall be the federal or state courts of North Carolina, and each party irrevocably consents to the personal jurisdiction of any federal or state court in North Carolina.

    9.4 ENTIRE AGREEMENT; SURVIVAL. This Agreement (together with any note or other agreement entered into pursuant to this Agreement) shall constitute the complete and exclusive statement of the terms of agreement among the parties, and shall supersede all prior proposals, agreements, and other communications, written or oral, between the parties relating to the subject matter hereof. This Agreement, including without limitation the representations, warranties, and covenants contained herein, shall not be merged into the documents executed at the Closing, but shall survive the Closing and remain in full force and effect except to the extent otherwise expressly provided herein. Except as otherwise expressly provided herein, the provisions of this Agreement shall not survive a termination hereof prior to Closing.

    9.5 NOTICES. All notices and other communications given hereunder shall be in writing and shall be deemed given if delivered personally (by courier or otherwise); or mailed by registered or certified mail (postage prepaid), or sent by facsimile transmission, as follows:

If to the Purchaser:

    Hannaford Bros. Co.                   Hannaford Bros. Co.
    P.O. Box 1000                         145 Pleasant Hill Road
    Portland, ME  04104                   Scarborough, ME  04074
    Attn:  Larry A. Plotkin               Attn:  Larry A. Plotkin
    Fax No.:  (207) 885-2875              (if by courier or other
                                              hand delivery)
    with a copy to:

    Verrill & Dana
    One Portland Square
    P.O. Box 586
    Portland, ME  04112-0586
    Attn:  Peter B. Webster, Esq.
    Fax No.:  (207) 774-7499

If to the Company, the Partnership, or any of the Owners:

    Boney Wilson & Sons, Inc.
    c/o Lanny T. Wilson
    1442 Quadrant Circle
    Wilmington, NC 28405

    with a copy to:

    Murchison, Taylor, Kendrick, Gibson & Davenport, L.L.P.
    16 North Fifth Avenue
    Wilmington, NC 28401
    Attn:  Fred B. Davenport, Jr.
    Fax No.:  (910) 763-6561

Facsimile notices shall be deemed given upon receipt of any automatic answer-back or other acknowledgement of receipt. Any other notice or communication shall be deemed effective upon delivery to such person's address set forth above or, in the case of mailed notice, on the fifth business day after proper posting thereof, whether or not actually received by the other party.

    9.6 AMENDMENTS; CONSENT. This Agreement shall not be amended, modified, or terminated except in a writing signed by the parties sought to be bound. The Company, the Partnership and each of the Owners has executed an Owners' Master Adoption Agreement in the form of Exhibit I hereto, appointing Lanny T.

Wilson as Owners' Representative and attorney-in-fact, and the Purchaser shall be authorized to rely thereon.

    9.7 HEADINGS. Headings and captions contained herein are intended for convenience of reference and shall not affect the interpretation of this Agreement.

    9.8 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

    IN WITNESS WHEREOF, the Purchaser and the Company have caused this Agreement to be executed in their respective corporate names by their respective President/Senior Vice President/Vice President and attested by the respective Secretary/Assistant Secretary and sealed with the respective corporate seal; the Partnership has caused this Agreement to be executed by its general partners, has adopted as its seal the typewritten word "SEAL" appearing beside its name and each of the general partners has hereunto set his/her hand and adopted as his/her respective seal the typewritten word "SEAL" appearing beside his/her respective name; and each individual Owner has hereunto set his/her hand and adopted as his/her seal the typewritten word "SEAL" appearing beside his/her name, and the Trustee Owner has hereunto set his hand and adopted as his seal the typewritten word "SEAL" appearing beside his name as Trustee of the respective trust indicated and within the authority granted him as such Trustee, all as of the date and year first above written.

                                  THE PURCHASER:

                                  HANNAFORD BROS. CO.

                                  By: s/Larry A. Plotkin
                                     Larry A. Plotkin, Senior Vice
                                       President - Corporate
                                       Development and Planning
ATTEST:

 s/Andrew P. Geoghegan                                   (CORPORATE SEAL)
_________________
  _____ Secretary

                                  THE COMPANY:

                                  BONEY WILSON & SONS,INC.

                                  By: s/Lawrence A. Wilson, Sr.
                                     ___________________________
                                       _____ President
ATTEST:

 s/Lanny Wilson                                          (CORPORATE SEAL)
_________________
  _____ Secretary

                                 THE PARTNERSHIP:

                                 WILSON BROTHERS PARTNERSHIP(SEAL)
                                 A North Carolina General
                                 Partnership

                                 By: s/Lawrence A. Wilson, Sr.(SEAL)
                                    Lawrence A. Wilson, Sr.
                                      General Partner

                                 By: s/Laura B. Wilson        (SEAL)
                                    Laura B. Wilson
                                      General Partner

                                 By: s/Lawrence A. Wilson, Jr.(SEAL)
                                    Lawrence A. Wilson, Jr.
                                      General Partner

                                 By: s/Lanny T. Wilson        (SEAL)
                                    Lanny T. Wilson
                                      General Partner

                                 By: s/Linda J. Wilson        (SEAL)
                                    Linda J. Wilson
                                      General Partner

                                 By: s/Michael L. Wilson      (SEAL)
                                    Michael L. Wilson
                                      General Partner
THE OWNERS:

 s/Lawrence A. Wilson, Sr.(SEAL)  s/Lawrence A. Wilson, Jr.  (SEAL)
Lawrence A. Wilson, Sr.          Lawrence A. Wilson, Jr.

 s/Lanny T. Wilson        (SEAL)  s/Linda J. Wilson          (SEAL)
Lanny T. Wilson                  Linda J. Wilson

 s/Michael L. Wilson      (SEAL)
Michael L. Wilson

                                  s/Lawrence A. Wilson, Sr. (SEAL)
                                 Lawrence A. Wilson, Sr., Trustee
                                 under Agreement dated December 31,
                                 1992 for the benefit of
                                 Alexander Wilson Ventriglia

                                  s/Lawrence A. Wilson, Sr. (SEAL)
                                 Lawrence A. Wilson, Sr., Trustee
                                 under Agreement dated December 31,
                                 1992 for the benefit of
                                 Laura Wilson Ventriglia
                                  s/Lawrence A. Wilson, Sr. (SEAL)
                                 Lawrence A. Wilson, Sr., Trustee
                                 under Agreement dated December 31,
                                 1992 for the benefit of
                                 Leigh Meredith Wilson


                                  s/Lawrence A. Wilson, Sr. (SEAL)
                                 Lawrence A. Wilson, Sr., Trustee
                                 under Agreement dated December 31,
                                 1992 for the benefit of
                                 Lawrence A. Wilson, III